Orient-Express Hotels Ltd.

22 Victoria Street

P.O. Box HM 1179

Hamilton HM EX, Bermuda

October 25, 2010

VIA EDGAR AND FACSIMILE

Mr. Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 Orient-Express Hotels Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2009, as amended

Filed February 26, 2010

Commission File No.  1-16017

Dear Mr. Woody:

The following are the responses of Orient-Express Hotels Ltd. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission, Division of Corporation Finance, on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as amended (the “2009 Form 10-K”).  Such Staff comments are set forth in your letter dated September 20, 2010, addressed to Martin O’Grady, the Company’s Vice President—Finance and Chief Financial Officer.

For ease of your review, we have set out below the Staff comments together with the Company’s responses.  The numbering of the paragraphs below corresponds with the paragraph numbering in the September 20, 2010 comment letter.  Page numbers referred to below in the 2009 Form 10-K are the page numbers in the EDGAR version filed with the Commission on February 26, 2010.  As used in the 2009 Form 10-K, the term “Company” refers to Orient-Express Hotels Ltd. and the term “OEH” refers to the Company and its subsidiaries collectively.

Staff Comment

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 49

1.                                      We note your disclosure on page 49 that information responding to Item 201(d) and (e) of SEC regulation S-K is omitted because you are a foreign private issuer.  Please revise to provide such information in future filings and show us your proposed disclosure.  Alternatively, please provide us a brief analysis explaining why, as a foreign private issuer filing a Form 10-K, you are not required to provide such information.

Company Response

Because the Company is a foreign private issuer, the Company’s management believes that it is not required to provide the disclosure information required by Items 201(d) and 201(e) of Regulation S-K.

Item 201(d).  The requirement that issuers provide an equity compensation plan information table, as contemplated by Item 201(d) of Regulation S-K, was adopted by the Commission in Release No. 33-8048 (Dec. 21, 2001).  Section II.A.5 of that Release exempted foreign private issuers from complying with this disclosure requirement:

“5.           Foreign Registrants

Some commenters inquired abut the applicability of the proposals to foreign registrants.  Historically, we have applied a more flexible standard to foreign registrants than domestic registrants in the area of executive compensation disclosure.  For example, foreign registrants need not disclose executive compensation information on an individual basis unless they disclose it in that manner under home country law or otherwise.  We do not find it necessary to vary from our historical treatment of executive compensation disclosure for foreign registrants, and thus, we do not extend the amendment to foreign registrants at this time.”  [Footnotes omitted.]

The Commission’s equity compensation rules published in Release No. 33-8732A (Aug. 29, 2006) did not change this exemption.

Item 201(e).  The requirement of including a performance graph was originally adopted as Item 402(l) of Regulation S-K and was retained in the 2006 amendments addressing disclosure relating to executive compensation and related persons.  See Release No. 33-8732A, (Aug. 29, 2006).  The Company formerly relied on Item 402(a)(1) of Regulation S-K for an exemption from the Commission’s performance graph requirement.  Currently, it relies on Instruction 7 to Item 201(e) of Regulation S-K:

“The information required by paragraph (e) of this Item [201] need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 (17 CFR 240.14a-3) or Exchange Act Rule 14c-3 (17 CFR 240.14c-3) that precedes or accompanies a registrant’s proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting).  Such information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.”  [Emphasis added]

Like all foreign private issuers, the Company is not subject to Rule 14a-3, and accordingly is not subject to Item 201(e) of Regulation S-K.

Staff Comment

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 81

Liquidity, page 85

2.                                      We note your disclosure on page 86 that, if current economic conditions continue or worsen, OEH believes there is a heightened risk that it could breach certain financial covenants applicable to OEH during 2010 and that your liquidity would be adversely affected if a covenant breach occurred in a material loan. We further note that you have a significant amount of debt coming due in 2011. Please revise your disclosure in future filings to briefly describe the certain financial covenants that are subject to a heightened risk of breach, more fully describe how your liquidity would be affected by any breach, including any cross-default provisions, and describe how you plan to fund the portion of your debt coming due in 2011. Please provide us with your proposed disclosure and confirm you will provide similar disclosure in future filings.

Company Response

With respect to possible covenant breaches, the Company advises the Staff that the Company has refinanced or is close to refinancing several of its loans during 2010.  Consequently, except for the two covenant breaches noted below which relate to unconsolidated joint venture companies for which the loans are non-recourse to and not credit-supported by the Company, management believes that this risk has been reduced.

The Company proposes adding the following discussion of Liquidity to the Management Discussion and Analysis in the Company’s Form 10-Q for the quarter ended September 30, 2010 and to include similar discussion in future filings with the SEC.  (Please note that because the financial statements as of September 30, 2010 have not yet been completed, most of the amounts in the text below are in brackets and others remain to be added.)

Liquidity

During the three months ending December 31, 2010, OEH has approximately $[117.6] million of scheduled debt repayments. However, $[109.9]  million of this amount relates to revolving credit facilities which, provided OEH complies with the terms of the facilities, are available for redrawing. OEH expects to fund the other repayments through operating cash flow, existing cash resources, proceeds obtained from the sale of non-core assets and developed real estate, and borrowings under other available loan facilities.

At September 30, 2010, OEH had $[550.7] million of debt repayments due within 12 months. Of this amount [one] loan totaling $[67.0] million was refinanced in October 2010 with a new loan of $[80.0] million, which will mature after three years, with two one-year extension options available to OEH.  A further [two] loans totaling $[372.2] million are in the process of being refinanced with new loans totaling $[298.8] million, which will mature after a further three to five years.  These new loans have been approved by the lenders, with completion and funding scheduled to take place in November 2010. Together, these three refinancings will require a net repayment, excluding fees to lenders, of $[60.4] million, which will be paid out of existing cash resources. OEH is in discussions with existing lenders and potential new lenders regarding the refinancing of a further [two] loans totaling $[59.5] million that mature within 12 months. Excluding revolving credit facilities of $[28.0] million, there is a further $[24.0] million of scheduled debt amortization due within the 12-month period.

Additionally, OEH has capital commitments of $[•] million for the 12-month period beginning September 30, 2010, of which $[•] million relates to the purchase of land and a building adjoining ‘21’ Club from the New York Public Library. The balance of $[•] million of OEH’s capital commitments is currently covered by committed funding and projected operating cash flows. OEH also expects to incur costs of a further $[•] million to complete its Porto Cupecoy development, funded largely by deposits on sales as the work is finished which will be paid out of operating cash flow and existing cash reserves.

OEH is proposing to build a mixed use hotel and residential development on the New York Public Library site. On July 9, 2009, OEH and the Library signed agreements to spread future payments on this purchase over the next 24 months. In addition to the $7.0 million that OEH had already paid, OEH paid $9.0 million upon execution of the agreements, to be followed by 16 monthly payments of $500,000 each commencing in February 2010 (of which $[4.5] million was paid in the first three quarters of 2010), and final payments of $6.0 million and $29.0 million in June 2011. OEH is actively seeking co-investors in this development project. In the event OEH is unable to find a co-investor and elects not to close the transaction, the final payment of $29.0 million will not be due to the Library, in which event OEH would write off its investment including its capitalized costs and associated fees. OEH has given the Library security on unencumbered villas at La Samanna to secure the payments.

OEH has 17 secured lending facilities with commercial banks, the largest of which had an outstanding principal balance of [$325.9] million as of September 30, 2010 and is one of the loan facilities expected to be refinanced in November. As of September 30, 2010, three other of these loan facilities had outstanding principal amounts in excess of $50 million, eight facilities had outstanding principal amounts greater than $10 million but less than $50 million and the remainder had less than $10 million per facility. Most of these loan facilities relate to specific hotel or other properties and are secured by a mortgage on the particular property.  In most cases, the Company is either the borrower or the subsidiary owning the property is the borrower and the loan is guaranteed by the Company.

The loan facilities generally place restrictions on the property owning company’s ability to incur additional debt and limit liens, and to effect mergers and asset sales, and include financial covenants. Where the property owning subsidiary is the borrower, the financial covenants relate to the financial performance of the property financed and generally include covenants relating to interest coverage, debt service, and loan-to-value and debt-to-equity tests.  Most of the facilities under which the Company is the borrower or the guarantor also contain financial covenants which are based on the performance of OEH on a consolidated basis. The covenants include a quarterly interest coverage test and a quarterly net worth test.

At September 30, 2010, OEH was in compliance with all financial covenants.  Two unconsolidated joint venture companies, however, were out of compliance as follows:

•                  the Hotel Ritz, Madrid, 50% owned by OEH, was out of compliance with a debt service coverage ratio in its first mortgage loan facility amounting to $[•] million which is non-recourse to OEH and not credit-supported by OEH or its joint venture partner in that hotel.  OEH and its partner are discussing with the lender how to bring the hotel back into compliance; and

•                  the unconsolidated Peru hotels joint venture company, in which OEH has a 50% interest, was out of compliance with financial covenants in the joint venture’s loan facility amounting to $[•] million.  Discussions with the banks are ongoing.  This loan is non-recourse to and not credit-supported by OEH while it remains a 50% owner of the joint venture.

OEH recognizes that in the current economic environment there is a risk that a property-specific loan covenant could be breached. In order to minimize this risk, OEH regularly prepares cash flow projections which it uses to forecast covenant compliance under all of its loan facilities. If there is any likelihood of potential non-compliance with a covenant, OEH takes pro-active steps to meet with the lending bank to seek an amendment to, or a waiver of, the financial covenant at risk. Often obtaining such an amendment or waiver results in an increase in the borrowing costs.

Many of OEH’s bank loan facilities include cross-default provisions where a failure to pay principal or interest by the borrower or guarantor under other indebtedness in excess of a specified threshold amount would cause a default under the facilities.  Under OEH’s largest loan facility, the specified cross-default threshold amount is €12.5 million.

In order to assure that OEH has sufficient liquidity in the future, OEH’s cash flow projections and available funds are discussed with the Company’s Board and OEH’s advisors to consider the most appropriate way to develop OEH’s capital structure and generate additional sources of liquidity. The options available to OEH will depend on the current economic and financial environment and OEH’s continued compliance with financial covenants. Options currently available to OEH include increasing the leverage on certain under-leveraged assets, issuing equity or debt instruments and disposing of non-core assets and sales of developed real estate.

Staff Comment

Contractual Obligations Summary, page 86

3.                                      Please revise your table to include future interest payments as well as anticipated payments to your defined benefit plans. Refer to footnote 46 of SEC Interpretative Release 33-8350.

Company Response

In future Form 10-K filings, the Company will include in the Contractual Obligations Summary a caption that includes anticipated payments under our defined benefit plan and separately identify the future estimated interest payments under the Company’s current debt instruments, together with the related assumptions on which these estimated calculations are based.

Staff Comment

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 94

4.                                      Based on your exposures to currencies other than the U.S. dollar, in future filings please provide a sensitivity analysis for each currency that may have an individually significant impact on future earnings. Where currencies have been aggregated, please disclose the reasons why such presentation is considered to be appropriate. Refer to Item 305(a) of Regulation S-K.

Company Response

In future Form 10-K and Form 10-Q filings, the Company will expand the current disclosure by providing a sensitivity analysis for each currency that may have an individually significant impact on future earnings.  Where the currencies are aggregated, the Company will disclose the reasons why such presentation is considered to be appropriate.

Staff Comment

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Discontinued Operations, page 117

(c) Assets held for sale: Bora Bora Lagoon Resort..., page 119

5.                                      We note that the Bora Bora Lagoon Resort and Spa has been designated as held for sale since December 2007. Please tell us how your continued held-for-sale designation of this property complies with general[ly] accepted accounting principles. Within your response, please tell us how the cyclone damage incurred subsequent to year end has affected this analysis.

Company Response

Bora Bora Lagoon Resort (“BBLR”) has been classified as held for sale under US GAAP since December 2007, when all the requirements for that classification had been met. Through the end of 2009, the Company received and had extensive negotiations with a number of buyers regarding various offers but due to, amongst other things, difficulties in buyers obtaining financing and other reasons by buyers, no sale was completed.     The deteriorating global economic conditions that commenced in 2008 were a significant issue throughout this period in trying to effect a sale.  During 2008 and 2009, as potential sales prices decreased, management took further write downs in these periods based on an evolving expectation of proceeds to be received and to help generate interest in the property.  With the exception of the downward adjustment of the sales price, there were no substantial changes to the plan of sale throughout this period.

As of December 31, 2009, the Company was close to finalizing a deal to be completed in early 2010.  In February 2010, however, BBLR was hit by Cyclone Oli, which caused extensive damage to the resort. At the time of the issuance of the 2009 year end financial statements on Form 10-K, negotiations with the potential buyer were continuing. Subsequently, however, the deal was not ultimately concluded.  The Company has since claimed and received insurance proceeds and has continued to seek a buyer for the property.  In the first quarter of 2010, a buyer was identified for the property in its current condition as land for future development, and negotiations with this buyer are continuing.  The property is not saleable as a working hotel.  The Company intends to engage additional selling agents who will be appropriately incentivized to sell the property should this sale not complete in the near term.

Management is comfortable that as of each period since its original designation, BBLR has met the criteria specified in ASC 360-10, Property, plant and equipment for classification as held for sale.

The language noted below will be included in the discontinued operations footnote to the Company’s consolidated financial statements in its Form 10-Q for the quarter ended September 30, 2010:

“(c)         Assets held for sale: Bora Bora Lagoon Resort

As previously reported, OEH is selling its investment in Bora Bora Lagoon Resort. The property sustained damage as a result of a cyclone in February 2010 and is currently closed.  The property continues to be actively marketed and is saleable in its current condition as land for future development. OEH intends to engage additional selling agents who will be appropriately incentivized to sell the property within one year.”

Staff Comment

Item 10. Directors, Executive Officers and Corporate Governance, page 170

6.                                      Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Please see Item 401(e)(1) of Regulation S-K. Please include this disclosure in future filings and show us your proposed disclosure.

Company Response

The enhanced disclosure requirements in Item 401(e)(1) of Regulation S-K became effective on February 28, 2010. See Release No. 33-9089 (Dec. 16, 2009).  The Commission clarified that a Form 10-K filed prior to February 28, 2010 was not required to comply with the new disclosure requirements in Item 401 of Regulation S-K.  See Commission’s Compliance and Disclosure Interpretations - Proxy Disclosure Enhancements Transition, Question 1 (January 20,

2010).  Because the Company filed its Form 10-K on February 26, 2010, the Company was not required to include these new disclosures in its 2009 Form 10-K.

In future Form 10-K filings, the Company will include a discussion of the specific experience, qualifications, attributes or skills of each director as required by Item 401(e)(1).  It is anticipated the discussion will be presented under the caption “Director Qualifications” along the lines of the attached Schedule 1 to this letter.

Staff Comment

Item 13. Certain Relationships and Related Transactions and Director Independence, page 187

7.                                      Please provide the disclosure called for by Item 404(b) of Regulation S-K.  Please include this disclosure in future filings and show us your proposed disclosure.

Company Response

Instruction 2 to Item 404 of Regulation S-K specifies that a foreign private issuer will comply with Item 404 of Regulation S-K if it provides the information required by Item 7.B. of Form 20-F with more detailed information provided if otherwise made publicly available or required to be disclosed by the issuer’s home jurisdiction or a market in which its securities are listed or traded.  Item 7.B. of Form 20-F does not require disclosure of the information required by Item 404(b) of Regulation S-K.

The Company believes that it has complied with the disclosure requirements of Item 7.B. of Form 20-F and believes it is justified in providing similar disclosure in its future Form 10-K filings.

As supplemental information, you should be aware that the Company has adopted Code of Business Conduct for Directors, Officers and Employees which requires that any proposed transaction between the Company and any director, officer or employee (or his or her family relative, or any company or other entity in which a director, officer, employee or family relative has an interest) involving a monetary amount in excess of $5,000 must be brought to the attention of the Chief Executive Officer and the Chairman of the Audit Committee for review before the Company will commit to the transaction.

Staff Comment

Form 10-K/A for the fiscal year ended December 31, 2009 filed June 18, 2010

Perurail S.A.

Financial Statements

Statements of Cash Flows, page 48

8.                                      We note that the Net earnings used as the starting point for the indirect method presentation of your statement of cash flows does not agree to the Net earnings per the Statements of operations for the periods presented. Please advise.

Company Response

The Company advises the Staff that certain immaterial adjustments were processed in the Statements of Operations of Perurail S.A. and were not similarly processed in the Statements of Cash Flows.  These adjustments have no impact on net cash provided by operating activities (see analysis provided below).  The Company considers these adjustments to be immaterial, both quantitatively and qualitatively, and consequently proposes that they will be corrected prospectively in future required filings of the financial statements of Perurail S.A.

(US dollars in thousands):

	2009			2008			2007
	As previously reported	As adjusted	Adjustment	As previously reported	As adjusted	Adjustment	As previously reported	As adjusted	Adjustment
Cash flows from operating activities
Net earnings	11,408	11,394	(14)	9,744	9,755	11	8,005	8,011	6
Change in deferred tax	1,386	1,400	14	675	672	(3)	482	480	(2)
(Decrease) increase in accrued liabilities	(2,462)	(2,462)	0	(2,208)	(2,216)	(8)	4,220	4,216	(4)
Total adjustments	(2,261)	(2,247)	14	2,541	2,530	(11)	(6,565)	(6,571)	(6)
Net cash provided by operating activities	9,147	9,147	0	12,285	12,285	0	1,440	1,440	0

*          *          *

In connection with responding to the Staff comments, the undersigned Martin O’Grady acknowledges on behalf of the Company that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions as to the contents of this memorandum, please telephone Martin O’Grady, the Company’s Vice President — Finance and Chief Financial Officer (011-44-207-921-4038), Edwin S. Hetherington, the Company’s Vice President, General Counsel and Secretary (212-764-8238), or our outside counsel, Vincent Monte-Sano at Carter Ledyard & Milburn LLP (212-238-8808).

ORIENT-EXPRESS HOTELS LTD.

		By:	/s/ Martin O’Grady
Martin O’Grady
Vice-President–Finance and Chief Financial Officer

cc:	Mark Rakip
Phil Rothenberg
Jennifer Gowetski

Schedule 1

Director Qualifications

When considering whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company’s business and structure, the Board of Directors considered each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth in Item 10 of Form 10-K.

In particular, with regard to Mr. Campbell, the Board considered his work on other company boards and corporate governance experience, including his service as a director and Chairman of the Nominations and Governance Committee of another publicly traded company and as Chairman of the Board of The Bank of Bermuda Ltd.  In addition, the Board considered his leadership, operational and legal experience, including his experience as a member of a global law firm.

With regard to Mr. Hochberg, the Board considered his industry and operational experience, including his service as an executive officer of a developer and manager of innovative luxury hotels and residential projects in the United States and as an executive officer of developers of luxury home communities in the northeastern United States.  In addition, the Board considered his background in accounting and law.

With regard to Mr. Hurlock, the Board considered his leadership, operational and legal background, including his service as Chairman of the Management Committee of a global law firm. The Board also appreciated his understanding of international business, general management and corporate strategy, including his service as Interim CEO of a chemical transport services company.

With regard to Ms. Leith, the Board considered her industry and operational experience, including in founding and managing restaurants, a chef school, a contract catering business, and event and party catering business and her experience consulting a large food service business.  The Board also considered her board and corporate governance experience, including her service on the boards of other publicly-held companies.

With regard to Mr. Lovejoy, the Board considered his understanding of international business, finance and corporate strategy, including his extensive knowledge in complex financial matters, numerous and varied global industries, and international corporate strategy.  The Board also considered his leadership and board experience, including his experience as an executive officer in the financial industry and as a director of a commercial and industrial real estate investment trust.

With regard to Mr. Rafael, the Board considered his industry and operational experience, including his background founding deluxe hotel owning and operating companies. In addition, the Board considered his understanding of international business, general management and corporate strategy, including his service as Vice Chairman of the Executive Committee of a luxury hotel group.

With regard to Mr. Sherwood, the Board considered his industry and operational experience, including his experience in founding the hotel business of a predecessor of the Company and his service as a former executive officer of the Company.  The Board also considered his understanding of international business, general management and corporate strategy, including his extensive knowledge of international business, numerous and varied global industries, and international corporate strategy.

With regard to Mr. White, the Board considered his industry and operational experience, including his extensive knowledge of the Company’s business and its industry. In addition, the Board considered his background in general management, corporate strategy and finance, including his extensive knowledge of the Company as President and Chief Executive Officer with responsibility for the day-to-day oversight of the Company’s business operations and his previous experience as Vice President—Finance and Chief Financial Officer of the Company.